Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Resolute Energy Corporation:

We consent to the use of  our reports dated March 7, 2016, with respect to the consolidated balance sheets of Resolute Energy Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 Annual Report on Form 10-K, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Registration Statement.

KPMG LLP

Denver, Colorado

October 26, 2016